Stanley Grove LLC

21 Grandview Ave.

Irvine, CA 92603.

Company Prepared Financial Statements

Balance Sheet
12/31/2017

Cash	$8,500
Real Property	$741,300
Other Asset	$200
Total Asset	**750,000**
Total Liabilities	$0
Contributed Capital	$858,000
Profit/Loss YTD	-108,000
Total Liabilities and Net Worth	**$750,000**

Income Statement
2/24/17-12/31/17

Revenue	$0
Architect Fee	$92,000
Property Tax	$3,400
Other Expense	$12,600
Total Expense	$108,000
Profit/Loss	**$108,000**